UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
SOUNDTHINKING, INC.
(Name of Subject Company)
SOUNDTHINKING, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.005 per share
(Title of Class of Securities)
82536T107
(CUSIP Number of Class of Securities)
Ralph A. Clark
President and Chief Executive Officer
SoundThinking, Inc.
39300 Civic Center Drive, Suite 300
Fremont, California 94538
(510) 794-3100
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
John-Paul Motley
Steve Tonsfeldt
William Sorabella
Cooley LLP
350 South Grand Avenue, Suite 3200
Los Angeles, CA 90071
(213) 561-3250

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by SoundThinking, Inc., a Delaware corporation (“SoundThinking” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 20, 2026 (as further amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer statement on Schedule TO filed with the SEC on October 20, 2026 by Transom Signal MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Transom Signal AcquireCo, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.005 per share (the “Shares”), of the Company, at a purchase price of (i) $8.00 per Share, net to the stockholder in cash, without interest, plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which represents the contractual right to receive one contingent cash payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into by and among SoundThinking, Parent and a rights agent selected by Parent and reasonably acceptable to SoundThinking, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Explanatory Note:
The supplemental information provided herein should be read in conjunction with the Schedule 14D-9 in its entirety. Since the initial filing of the Schedule 14D-9 on October 20, 2026 and as of November 8, 2026, the Company has received several demand letters from purported holders of Shares (the “Demand Letters”). Lawsuits have also been filed by two purported holders of Shares requesting that the Company supplement disclosures with additional information (the “Lawsuits”).
The Company specifically denies all allegations that any additional disclosure in the Schedule 14D-9 was or is required. However, in order to avoid the risk of delay, to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily make certain supplemental disclosures to the section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation” as described below. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.
Except as set forth below, the information set forth in the Schedule 14D-9 as amended remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Lawsuits were filed by purported stockholders of the Company in connection with the transactions contemplated by the Merger Agreement in in the Supreme Court of the State of New York on October 27, 2026 and October 28, 2026 under the captions Robert Wilhelm v. SoundThinking, Inc. et al., Case No. 656103/2026 and Blake Thompson v. SoundThinking, Inc. et al., Case No. 656141/2026 asserting claims for negligent misrepresentation and concealment against the Company and the Company Board based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received several demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
For clarity, new text within restated paragraphs from the Schedule 14D-9 is highlighted with bold, underlined text, and deleted text within restated paragraphs from the Schedule 14D-9 is highlighted with  ~~strikethrough text~~  .
The fourth full paragraph on page 18 of the Schedule 14D-9 – Background of the Offer and the Merger is hereby amended as follows:
Following the September 22 meeting of the Board, the Company senior management and/or Tidal Partners, at the direction of the Board and Company senior management, communicated with five potentially interested parties in the Fall of 2025 to gauge each of their respective interests in a potential transaction involving the Company (either following contact on behalf of the Company or in response to outreach to the Company from such party or their financial advisors) including Party A, Party B, an additional private equity firm (which we refer to as “Party C”), a US-based public safety technology products company (which we refer to as “Party D”) and a foreign public safety technology products company (which we refer to as “Party E”). During this process that continued for the following weeks, the Company entered into confidentiality agreements for preliminary discussions with each of Party A (on September 30, 2025), Party C (on October 17, 2025) and Party D (on October 26, 2025). None of the confidentiality agreements with any of the potentially interested parties referred to in this “Background of the Offer and the Merger” section contain any standstill restriction that limits the ability of any party from making confidential proposals to the Board or so-called “don’t ask, don’t waive” provisions. After each party signed a confidentiality agreement with the Company, the Company provided to each of these parties access to a virtual data room including information about the Company (which was first made available to Party A on October 10, 2025), Company senior management made a management presentation regarding the Company (which was first made to Party A on October 15, 2025) and Company senior management (and in certain cases members of the Board) met with representatives of each party to discuss the Company and provide responses to due diligence questions related to the Company. This activity continued throughout October.
The first full paragraph on page 48 of the Schedule 14D-9 – Opinion of Tidal Partners LLC – Discounted Cash Flow Analysis is hereby amended as follows:
Tidal Partners derived a range of illustrative equity values for the Company from the foregoing analysis, including the impact of projected tax savings from net operating loss carryforwards and adjustments for the Company’s cash and cash equivalents and outstanding debt as of June 30, 2026, as provided by and approved for Tidal Partners’ use by management of the Company. Tidal Partners then divided the range of illustrative equity values by the number of fully diluted outstanding Shares of approximately 14.6 million based on capitalization information as of September 25, 2026, using the treasury stock method and the assumptions described above, to derive a range of illustrative present values per Share ranging from $5.75 to $7.50. Tidal Partners compared this range with the $8.00 Per Share Cash Amount and the $8.77 Illustrative Consideration Value.
The following table is added following the final paragraph on page 48 of the Schedule 14D-9 – Opinion of Tidal Partners LLC – Selected Public Companies Analysis:

Company	EV / Rev		EV / EBITDA
	CY’26	CY’27	CY’26	CY’27
Sprinklr, Inc.	0.9x	0.9x	5.2x	4.8x
HealthStream, Inc.	2.4x	2.3x	10.4x	9.9x
Rapid7, Inc.	1.3x	1.3x	6.8x	6.5x
Sprout Social, Inc.	1.2x	1.1x	7.1x	5.2x
Rimini Street, Inc.	0.8x	0.7x	6.3x	5.0x
8x8, Inc.	0.8x	0.8x	6.3x	6.2x
Commerce.com, Inc.	0.8x	0.8x	7.8x	4.0x
Kaltura, Inc.	1.1x	1.1x	12.5x	10.2x
Expensify, Inc.	1.0x	1.0x	5.5x	5.7x
eGain Corporation(1)	0.9x	n.a.	10.4x	n.a.

(1)	Insufficient broker estimates for eGain’s CY’27 metrics
The following table replaces the table following the third full paragraph on page 49 of the Schedule 14D-9 – Opinion of Tidal Partners LLC – Selected Transactions Analysis:

Announcement	Target	Acquiror	LTM EV / EBITDA
December 2019	LogMeIn, Inc.	Francisco Partners Management, L.P. and Elliott Management Corporation	10.8x
February 2025	SolarWinds Corporation	Turn/River Management, LP	11.6x
October 2019	Cision Ltd.	Platinum Equity, LLC	10.3x
October 2025	Jamf Holdings Corp.	Francisco Partners Management, L.P.	14.4x
May 2026	LiveRamp Holdings, Inc.	Publicis Groupe S.A.	11.6x
August 2026	DoubleVerify Holdings, Inc.	Neptune BidCo US Inc. (Nielsen)	8.1x

Announcement	Target	Acquiror	LTM EV / EBITDA
May 2025	E2open Parent Holdings, Inc.	WiseTech Global Limited	9.9x
August 2025	Verint Systems Inc.	Thoma Bravo, L.P.	7.9x
September 2023	NextGen Healthcare, Inc.	Thoma Bravo, L.P.	15.2x
February 2024	Everbridge, Inc.	Thoma Bravo, L.P.	20.9x
October 2024	Zoura, Inc.	Silver Lake Group, L.L.C. and GIC Private Limited	18.5x
August 2025	MeridianLink, Inc.	Centerbridge Partners, L.P.	12.3x
March 2023	Momentive Global Inc.	STG Partners, LLC	22.4x
August 2023	Avid Technology, Inc.	STG Partners, LLC	15.3x
April 2024	Model N, Inc.	Vista Equity Partners Management, LLC	27.2x
September 2022	ChannelAdvisor Corporation	CommerceHub, Inc.	16.9x
November 2022	Benefitfocus, Inc.	Voya Financial, Inc.	12.8x
July 2026	Domo, Inc.	Progress Software Corporation	12.5x
November 2024	Brightcove Inc.	Bending Spoons S.p.A.	12.3x

The fourth full paragraph on page 50 of the Schedule 14D-9 – Opinion of Tidal Partners LLC – Other Reference Information is hereby amended as follows:
Analyst Price Targets. Tidal Partners reviewed stock price targets for six analysts for the Shares in publicly available Wall Street equity research analyst reports as of September 28, 2026, which indicated low and high price targets for the shares ranging from $6.00 to $13.00 per share, with a median price target of $8.00.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended by replacing the paragraph immediately below the heading entitled “Item 8. Additional Information – Legal Proceedings” on page 59 in its entirety with the following paragraphs.
On October 27, 2026 and October 28, 2026, purported stockholders of the Company filed complaints captioned Robert Wilhelm v. SoundThinking, Inc. et al., Case No. 656103/2026 and Blake Thompson v. SoundThinking, Inc. et al., Case No. 656141/2026, in the Supreme Court of the State of New York, asserting claims for negligent misrepresentation and concealment against the Company and the Company Board based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received several demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9.
No assurances can be made as to the outcome of such demands or other actions.
Other than as set forth above, as of November 8, 2026, the Company is not aware of the filing of any lawsuits or the submission of any demand letters or any draft complaints challenging the Transactions and/or alleging deficiencies with respect to this Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, the Company will not necessarily announce such additional filings or submissions.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUNDTHINKING, INC.

Dated:	November 9, 2026	By:	/s/ Ralph A. Clark
Ralph A. Clark
President and Chief Executive Officer